Filed by BW LPG Limited

Pursuant to Rule 425 Under

The Securities Act of 1933 and

Pursuant to Rule 14a-12 Under

The Securities Exchange Act of 1934

Subject Company: Dorian LPG Ltd.

Commission File Number: 001-36437

On September 5, 2018, BW LPG Limited (“BW LPG”) made the following communications on its Twitter and LinkedIn accounts. The full text of the article referenced in BW LPG’s communications is also set forth in full below.

LinkedIn:

“BW LPG remains “absolutely motivated” to pursue a merger with Dorian LPG as it looks to create an “LPG powerhouse”. Click to read (subscription required) https://lnkd.in/fewDhdj #BWLPG”

Twitter:

“Ackermann's eyes still fixed on building 'LPG powerhouse'

BW LPG chief voices continued appetite for merger with Dorian LPG. Click to read (subscription required) http://www.tradewindsnews.com/gas/1568200/ackermanns-eyes-still-fixed-on-building-lpg-powerhouse … #BWLPG”

TradeWinds: Ackermann's eyes still fixed on building 'LPG powerhouse'

By Andy Pierce

30 August 2018

BW LPG chief voices continued appetite for merger with Dorian LPG.

BW LPG remains “absolutely motivated” to pursue a merger with Dorian LPG as it looks to create an “LPG powerhouse”.

Martin Ackermann, chief executive of Oslo-listed BW LPG, says the company has yet to hear back from Dorian eight weeks after submitting an improved bid for the company.

“We think the power of this combination would be of great benefit to our clients and I think it would provide a lot of value to stake holders,” he told TradeWinds in an interview today.

“We are absolutely motivated. I think it’s a compelling proposition to everyone. It makes a lot of sense.

“We can create an LPG powerhouse where we really have a very large fleet that can offer our customers unrivaled flexibility and create a range of contracts and full flexibility in terms of geographical coverage.”

Ackermann was talking after BW LPG reported a smaller than expected second quarter loss with its VLGC spot rates ahead of forecasts.

He says the results were stronger than all of its peers with its outperformance of the Baltic index during the past two and a half years speaking “a very clear language.”

Ackermann also points to the company’s fleet, which some have noted to be older than Dorian's vessels, describing it as a balanced portfolio of ships.

“From my perspective we have a fleet of 6.9 years of age, which is exactly where you want to be as a shipowner,” he said.

“You want to have modern ships, some new, some young. If they are all brand new they will be very expensive as you will be paying a lot of interest and a high depreciation profile.

"So, you need it to be in that sweet spot between four to eight years where you still have fantastic assets and competitive opex.”

BW LPG today announced a plan to convert four of its VLGCs to LPG-propelled dual-fuel engines as it prepares for new emissions laws.

“In this world looking at green-wave initiatives, be that scrubbers or LPG propulsion, all of these are upfront capex initiatives,” Ackermann added.

“For that you need funding. That is of course why I have been saying we are stronger together here. We would have a stronger credit profile and a better balance sheet.”

While BW LPG’s second quarter results beat forecasts, analysts note the company’s market outlook remains cautious.

“We are just north of breakeven for our fleet. I’m not sure all of our competitors are there yet,” Ackermann said.

“We just have our nose out of the water. You look at the dangers out there and we need to mention there is some geopolitical tension and tariff discussions going on.”

While he says the supply side still looks a little bit challenging, the demand picture “very positive”.

Cautionary Statement Regarding Forward-Looking Statements

These communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding BW LPG’s proposed business combination transaction with Dorian LPG Ltd. (“Dorian”) (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in these communications concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in these communications are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG's businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

These communications are provided for informational purposes only and do not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. In connection with the solicitation of proxies for Dorian’s 2018 Annual Meeting of Shareholders (including any adjournment or postponement thereof and any meeting of Dorian’s shareholders that may be called in lieu thereof, the “Annual Meeting”), BW LPG has filed a preliminary proxy statement on Schedule 14A (the “BW LPG Preliminary Proxy Statement”) and accompanying WHITE proxy card with the Securities and Exchange Commission (the “SEC”). Subject to future developments, BW LPG intends to file a definitive proxy statement on Schedule 14A (the “BW LPG Definitive Proxy Statement”) and may file a registration statement and/or exchange offer documents with the SEC in connection with a possible business combination transaction with Dorian. Investors and security holders of BW LPG and Dorian are urged to read the BW LPG Preliminary Proxy Statement, the BW LPG Definitive Proxy Statement and any registration statement(s), exchange offer document(s), and other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the Annual Meeting and/or any proposed transaction. When completed, the BW LPG Definitive Proxy Statement and accompanying WHITE proxy card will be mailed to shareholders of Dorian. Investors and security holders are able to obtain copies of the BW LPG Preliminary Proxy Statement and will be able to obtain copies of the BW LPG Definitive Proxy Statement (if and when available), without charge, at the SEC’s website, http://www.sec.gov.

Participants in Solicitation

BW Group Limited, BW Euroholdings Limited, BW LPG and certain of their respective directors and executive officers and the individuals nominated by BW LPG for election to Dorian’s Board of Directors may be deemed to be participants in any solicitation of proxies from Dorian’s shareholders in connection with the Annual Meeting and/or the proposed transaction, as applicable, under the rules of the SEC. Information about the participants, including a description of their direct and indirect interests, by security holdings or otherwise, are available in the BW LPG Preliminary Proxy Statement. You can obtain free copies of the BW LPG Preliminary Proxy Statement from BW LPG’s investor relations department or MacKenzie Partners, Inc., BW LPG’s proxy solicitor.